
April 26, 2010

Mr. Leo F. Wells, III
President
Wells Timberland REIT, Inc.
6200 The Corners Parkway
Norcross, Georgia 30092-3365

> **Re: Wells Timberland REIT, Inc.**
> **Post-Effective Amendment No. 4 to Form S-11**
> **Filed April 18, 2011**
> **File No. 333-157087**
>
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 22, 2011**
> **File No. 000-53193**

Dear Mr. Wells:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus dated August 6, 2009

General

1.   We note your base prospectus is dated August 6, 2009. Please tell us what consideration you have given to updating your base prospectus.

Form 10-K

2.   The Form 10-K includes the certifications required by Exchange Act Rules 13a-14(a) and 15d-14(a) for the Chief Executive Officer and Chief Financial Officer. We note, however, that you omitted the parenthetical "(or persons performing the equivalent

functions)" in paragraph 5. In future filings, please revise the certifications to include the omitted language.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3655 with any questions.

Sincerely,

Sonia Barros
Special Counsel

cc: Rosemarie A. Thurston, Esq.
        Lesley H. Solomon, Esq. (via facsimile 404-881-7777)